Filed Pursuant to Rule 424(b)(3)
File No. 333-196681

CAREY WATERMARK INVESTORS 2 INCORPORATED

Prospectus Supplement No. 6 Dated September 30, 2015

To Prospectus Dated April 13, 2015

This prospectus supplement (the “Prospectus Supplement”) is part of, and should be read in conjunction with, the prospectus of Carey Watermark Investors 2 Incorporated, dated April 13, 2015 (as amended or supplemented, the “Prospectus”). Unless the context indicates otherwise, the information contained in this Prospectus Supplement supersedes the information contained in the Prospectus. Terms used but not defined in the Prospectus Supplement shall have the meanings given to them in the Prospectus. A copy of the Prospectus will be provided by Carey Watermark Investors 2 Incorporated upon request.

RECENT DEVELOPMENTS

Our Offering

As detailed in the Prospectus, we are offering up to $1.4 billion of our common stock, in any combination of Class A and Class T Shares, including $600 million in shares of common stock through our distribution reinvestment plan. As of September 28, 2015, we have issued 3,993,974 Class A Shares ($39.7 million) and 5,243,139 Class T Shares ($49.5 million) in connection with our offering raising aggregate gross proceeds of $89.2 million. In addition, we have issued 1,505 Class A Shares ($14,449) and 1,461 Class T Shares ($13,254) through our distribution reinvestment plan.

We currently intend to obtain an estimated net asset value per Class A share and Class T share (“NAVs”) based primarily on an independent valuation of our real estate assets and our indebtedness as of December 31, 2015. We will announce the NAVs in our public filings when they are available, which we currently expect will be on or about the time of the filing of our 2015 annual report on Form 10-K in March 2016. The NAVs may be higher or lower than our current offering prices of $10.00 per Class A share and $9.45 per Class T share. We may temporarily suspend the offering prior to the determination of the NAVs to allow us to update our public disclosure as needed and to facilitate the orderly processing of sales. We currently intend to adjust the offering prices based on the NAVs and resume the current offering reflecting the new offering prices. We may sell our shares in the current offering until December 31, 2016 unless the shares become fully subscribed or our board of directors determines to suspend or terminate the offering sooner or extend the offering.

Suitability Standards

On September 15, 2015 we reached the minimum aggregate closing amount for Pennsylvania investors, and therefore the final paragraph beginning on page ii in the “Suitability Standards” section of our prospectus has been deleted in its entirety.

The Offering/Plan of Distribution

On September 15, 2015 we reached the minimum aggregate closing amount for Pennsylvania investors, and therefore the section captioned “—Special Notice to Pennsylvania and Washington Investors” on page 195 of our prospectus has been deleted in its entirety.